 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT 99.1

Shell fourth quarter 2020 update note

The Hague, December 21, 2020 − This is an update to the fourth quarter 2020 outlook provided in the third quarter results announcement on October 29, 2020. The impacts presented here may vary from the actual results and are subject to finalisation of the fourth quarter 2020 results.

This update note is presented based on prevailing commodity prices and forward curves, further movements and volatility till the end of the year are likely to impact earnings and CFFO.

Unless otherwise indicated, presented impacts relate to Adjusted Earnings on a post-tax basis.

INTEGRATED GAS

  Production is expected to be between 900 and 940 thousand barrels of oil equivalent per day. Despite increased production compared with the third quarter 2020, earnings impact is limited due to PSC effects.
  LNG liquefaction volumes are expected to be between 8.0 and 8.6 million tonnes.
  Trading and optimisation results are expected to be below average.
  Approximately 80% of our term sales of LNG in 2020 have been oil price linked with a price-lag of up to 6 months.
  Significant margining outflows have impacted CFFO in the fourth quarter so far, compared with margining related inflows at the end of the third quarter 2020. The full quarter impact is subject to movements in commodity prices and forward curves up until the last day of the quarter.

UPSTREAM

  Adjusted Earnings are expected to show a loss in the current price environment.
  Production is expected to be between 2,275 and 2,350 thousand barrels of oil equivalent per day, reflecting hurricane impacts in the US Gulf of Mexico (between 60 and 70 thousand barrels of oil equivalent per day) and the effect of mild weather in Northern Europe in the first half of the fourth quarter.
  Realised Upstream gas prices are expected to trend in line with Henry Hub.
  Depreciation is expected to be $100 to $200 million higher compared with the third quarter 2020.
  Tax charge in the range of $600 million and $900 million is expected to negatively impact Adjusted Earnings in the fourth quarter. This includes unfavourable movements in deferred tax positions.
  Despite the expected earnings loss, CFFO is not expected to reflect a comparable cash tax effect due to the build-up of deferred tax positions in a number of countries.
  CFFO is expected to be negatively impacted by the settlement of previously booked provisions in the range of $400 to $500 million.

OIL PRODUCTS

  Refinery utilisation is expected to be between 72% and 76%.
  Realised gross refining margins are expected to be slightly improved compared with the third quarter 2020.
  Sales volumes are expected to be between 4,000 and 5,000 thousand barrels per day.
  Marketing results are expected to be in line with the fourth quarter 2019 while significantly lower compared with the record third quarter 2020 due to lower volumes driven by seasonal trends.
  Trading and optimisation results are expected to be significantly lower compared with the third quarter 2020.
  Significant derivatives related outflows have impacted CFFO in the fourth quarter so far, compared with derivatives related inflows at the end of the third quarter 2020. The full quarter impact is subject to movements in commodity prices and forward curves up until the last day of the quarter.
  Working capital movements are typically impacted by movements between the quarter opening and closing price of crude along with changes in inventory volume.

CHEMICALS

  Chemicals manufacturing plant utilisation is expected to be between 77% and 81%.
  Chemicals sales volumes are expected to between 3,600 and 3,900 thousand tonnes.
  Chemicals base and intermediate margins are expected to improve compared with the third quarter 2020.

CORPORATE

  Corporate segment Adjusted Earnings are expected to be a net expense of $900 to $975 million for the fourth quarter, impacted by unfavourable movements in deferred tax positions. This excludes the impact of currency exchange effects.

OTHER

  Higher underlying operating expenses due to increased activity compared to the third quarter 2020 are expected to impact Adjusted Earnings across the businesses.
  As per previous disclosures, CFFO price sensitivity at Shell Group level is estimated to be $6 billion per annum for each $10 per barrel Brent price movement.
  Note that this price sensitivity is indicative and is most applicable to smaller price changes than those in the current environment and in relation to the full-year results. This excludes the short-term impacts from working capital movements and cost-of-sales adjustments.
  Post-tax charges, in aggregate, between $3.5 to $4.5 billion in relation to impairments, asset restructuring and onerous contracts are expected in the fourth quarter. These expected charges, reported as identified items, relate to Upstream (including partial impairment of Appomattox asset in the US Gulf of Mexico due to subsurface updates), Oil Products (including charges related to announced transformation of the refinery portfolio) and Integrated Gas (onerous contracts). As per accounting standards, charges linked to Reshape organisational restructuring  are expected to be recognised in 2021.
  Shell will provide a strategy update on 11 February 2021.

Consensus

The consensus collection for quarterly Adjusted Earnings and CFFO excluding working capital movements, managed by VARA research, is scheduled to be opened for submission on 13 January 2021, closed on 27 January 2021, and made public on 28 January 2021.

Contacts

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4355

Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest. This announcement contains the following forward-looking Non-GAAP measure: Adjusted Earnings. We are unable to provide a reconciliation of the above forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile the above Non-GAAP measure to the most comparable GAAP financial measure is dependent on future events some which are outside the control of the company, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures consistent with the company accounting policies and the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Royal Dutch Shell plc’s financial statements.

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2019 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, December 21, 2020. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: December 21, 2020	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary